TRANSALTA CORPORATION

Annual General Meeting of Shareholders

of TransAlta Corporation

April 26, 2012

REPORT OF VOTING RESULTS

NI 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

The total number of shares represented by shareholders present in person and by proxy at the meeting was 64,401,391, representing 28.7% of the Corporation’s outstanding shares.  Shareholders in attendance at the meeting represented 115,417 shares.

1.

Appointment of Auditors.  The Appointment of Ernst & Young LLP, to serve as the independent auditors for 2012 was approved by a show of hands.  Proxies of 63,580,471 (98.9%) in favour and 705,503 (1.1%) withheld were received.

2.

Election of Directors.  The eleven director nominees proposed by management were elected by a show of hands.  Proxies were received as follows:

Nominee	Votes for	%	Withheld	%
William D. Anderson	61,094,300	98.71%	801,026	1.29%
Stephen L. Baum	60,809,048	98.24%	1,086,278	1.76%
Timothy W. Faithfull	61,301,414	99.04%	593,912	0.96%
Dawn L. Farrell	61,416,266	99.23%	479,060	0.77%
Gordon D. Giffin	60,663,666	98.01%	1,231,660	1.99%
C. Kent Jespersen	58,824,010	95.04%	3,071,316	4.96%
Michael M. Kanovsky	60,984,267	98.53%	911,059	1.47%
Gordon S. Lackenbauer	61,135,918	98.77%	759,408	1.23%
Karen E. Maidment	61,389,039	99.18%	506,287	0.82%
Yakout Mansour	61,241,024	98.94%	654,302	1.06%
Martha C. Piper	60,693,124	98.06%	1,202,202	1.94%

3.

Advisory Vote on Executive Compensation.  The vote conducted by ballot, approved, on an advisory basis, management’s approach to executive compensation.  The results of the ballot were as follows:

Votes For	% Votes For	Votes Against	% of Votes Against
57,357,801	92.51%	4,645,967	7.49%